December 29, 2008

VIA EDGAR AND FEDERAL EXPRESS

Rufus Decker

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, D.C. 20549

Re: Deer Valley Corporation

Form 10-KSB for the fiscal year ended December 31, 2007

Forms 10-Q for the periods ended March 31, 2008 and June 30, 2008

File No. 0-5388

Dear Mr. Decker:

On behalf of Deer Valley Corporation (the “Company”), this letter responds to the comments you provided by letter dated December 18, 2008 regarding the Company’s Form 10-KSB for the fiscal year ended December 31, 2007 and Forms 10-Q for the periods ended March 31, 2008 and June 30, 2008. Your comments are set forth below in italics, and each comment is followed by the Company’s response

FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2007

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. With the exception of the comments below that specifically request an amendment, all other revisions should be included in your future filings.

Response

The Company acknowledges the staff’s comment and has provided, where appropriate, the revised disclosures for future filings. For those comments below that specifically request an amendment, we have filed our amended Form 10-KSB simultaneously with filing this response letter.

Item 8A – Controls and Procedures, page 18

2. We have reviewed your response to comments 4 and 5 from our letter dated November 20, 2008. We have no further comments regarding your proposed disclosures. As such, please file an amendment to your December 31, 2007 Form 10-KSB. In doing so, please ensure that you also file updated certifications that refer to the amendment and are currently dated.

Response

We have filed our amended Form 10-KSB simultaneously with filing this response letter. In doing so, we have also filed updated certifications that refer to the amendment and such updated certifications are currently dated.

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2008

Note 6 – Commitments and Contingencies

3. We have reviewed your response to comment 6 from our letter dated November 20, 2008. It is not clear how your proposed disclosure complies with paragraphs 32(c) and (d) of SFAS 157. Please revise or advise.

Response

The Company acknowledges the Staff’s comments and proposes the following responses below to comment 3 related to Note 6 – Commitments and Contingencies:

The put liability is the only financial asset and/or liability that we measured at fair value as of September 30, 2008 in accordance with SFAS 157. We will include the following policy statement in future filings:

Summary of Significant Accounting Policies

Fair Value Measurements

SFAS No. 157 defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosures about fair value measurements. This statement does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. In February 2008, the FASB issued FASB Staff Position (“FSP”) 157-2, Effective Date of FASB Statement No. 157, which delays the effective date of SFAS No. 157 for all non financial assets and non financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The only item subject to fair value measurement under SFAS No. 157 as reflected in our September 30, 2008 balance sheet is our put liability. See Note 6 – Commitments and Contingencies for additional disclosure on the Company’s put liability.

Pursuant to paragraphs 32-35 of SFAS 157 and Appendix A to SFAS 157, we will provide the following disclosure related to our put liability in future filings:

On January 1, 2008 the Company adopted SFAS No. 157, “Fair Value Measurements”, for our financial assets and financial liabilities. SFAS 157 defines fair value, provides guidance for measuring fair value and requires certain disclosures. SFAS 157 discusses valuation techniques such as the market approach (comparable market prices), the income approach (present value of future income or cash flow), and the cost approach (cost to replace the service capacity of an asset or replacement cost). The statement utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2: Inputs, other than quoted prices, that are observable for the asset or liability; either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs that reflect the reporting entity’s own assumptions.

The following table summarizes the level 3 inputs used to measure the put liability at fair value:

As of Date
Expected volatility	%-%
Expected dividends	—
Expected term in years	years
Risk free rate of return	%-%

We will provide the following additional language to fully comply with paragraphs 32(c) and (d) of SFAS 157:

The following table reflects a reconciliation of the beginning and ending balances of our put liability separately presenting changes during the period attributable to unrealized gains or losses. These unrealized gains and losses represent the change in fair value from the beginning of the period to the end of the period and are recorded in our income statement under other income and expense as “Derivative Income (Expense)”:

Financial Statement Line Item	Amount
Liabilities: Put Liability at (beginning of period)	XXX,XXX
Other Income (Expense) Derivative Income (Expense)	(XXX,XXX	)
Liabilities: Put Liability at (end of period)	XXX,XXX

In providing the responses set forth in this letter, the Company acknowledges that:

*	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

*	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

*	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that this letter is responsive to your comments. If you have any questions regarding the information set out above or any additional comments, please call the undersigned at (813) 885-5998 or Brent A. Jones, Esq., Bush Ross, P.A., at (813) 204-6420.

Sincerely,

/s/ Charles G. Masters
Charles G. Masters
President, President and Chief Executive Officer

cc: Bush Ross, P.A.